Astris Energi Inc.
(A Development Stage Company)
Consolidated Interim Financial
Statements
(Canadian Dollars)
(Unaudited - See Notice to Reader)
September 30, 2005 and 2004

Notice to Reader

I have compiled the consolidated interim balance sheets of Astris Energi Inc. as at September 30, 2005 and the consolidated interim statements of operations and cash flows for the nine months then ended. These interim financial statements have not been reviewed by an auditor to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes. These should be read in conjunction with the 2004 audited financial statements of Astris Energi Inc.

“Anthony Durkacz”
Vice President of Finance

Mississauga, Canada
November 28, 2005

Astris Energi Inc.
(A Development Stage Company)
Consolidated Interim Balance Sheet
(Canadian Dollars) (Unaudited - See Notice to Reader)
	September 30	December 31	September 30
	2005	2004	2004

Assets
Current
Cash	$165,392	$178,351	$206,942
Receivables	1,285	3,544	-
Prepaid expenses and deposits (Notes 5 and 11)	211,820	10,118	101,346
Investment tax credits refundable	-	199,586	-
Government Tax receivable	26,915	27,387	51,609
Other Assets	-	53,692	-
	405,412	472,678	359,897

Property, Plant & Equipment (Note 4)	629,622	36,446	39,631
Technology and Patent Costs (Note 4)	1,309,761	-	-

	$2,344,795	$509,124	$399,528
Liabilities
Current
Payables and accruals	$251,439	$255,830	$320,965
Deposits Held for Future Delivery (Note 16)	79,312	-	-
6% Convertible Debenture, Due Dec. 10, 2005 (Note 10)	420,000	-	-
	750,751	255,830	320,965
Shareholders' Equity (Deficiency)
Share capital (Note 7(a))	9,494,890	6,227,074	5,399,808
Contributed surplus (Note 7(c))	3,496,685	3,016,647	2,495,136
Deficit (Note 7(g))	(11,397,531)	(8,990,427)	(7,816,381)
	1,594,044	253,294	78,563

	$2,344,795	$509,124	$399,528

Description of Business and Going Concern (Note 1)
Significant Accounting Policies (Note 3)
Commitments - (Note 12)

Astris Energi Inc.
(A Development Stage Company)
Consolidated Interim Statement of Operations (Canadian Dollars) (Unaudited - See Notice to Reader)
	Nine months	Three months	Nine months	Three months
	ended	ended	ended	ended
	September 30,	September 30,	September 30,	September 30,
	2005	2005	2004	2004

Revenues
Sales (Note 8)	$82,725	$6,361	$17,076	$3,855
	82,725	6,361	17,076	3,855

Expenses
Research and Development (Note 3)	937,215	243,196	985,409	358,581
Government R&D earned (Note 3)	(283,900)	(283,900)	-	-
General and administrative	1,390,432	730,161	1,102,465	536,753
Forfeiture or expiry of options (Note 7(e))	(220,290)	(68,478)	-	-
Write off of sro acquisition costs	149,067	-	-	-
Professional fees	196,130	70,292	201,914	118,541
Interest (Note 10 and 5)	14,993	6,583	7,000	1,000
Amortization of Financing Costs (Note 11)	32,978	16,489	-
Depreciation of Long lived Assets (Note 3)	273,204	88,069	8,499	4,776
	2,489,829	802,412	2,305,287	1,019,651

Net loss for the period	(2,407,104)	(796,051)	(2,288,211)	(1,015,796)

Deficit, beginning of period	(8,990,427)	(10,601,480)	(5,528,170)	(6,800,585)

Deficit, end of period	$(11,397,531)	$(11,397,531)	$(7,816,381)	$(7,816,381)

Loss per common share, basic and diluted	$(0.084)	$(0.025)	$(0.110)	($0.048)

Astris Energi Inc.
(A Development Stage Company)
Consolidated Interim Statement of Cash Flows
(Canadian Dollars)
(Unaudited - See Notice to Reader)
		Three		Three
		Months		Months
		Ended		Ended
Nine Months Ended	September 30	September 30	September 30	September 30
	2005	2005	2004	2004

Operating
Net loss for the period	$(2,407,104)	$(796,051)	$(2,288,211)	(1,015,796
Items not requiring cash
- depreciation and amortization	273,204	71,580	8,498	4,776
- consulting fees paid in capital stock to non-related parties	1,115,194	731,555	514,204	233,907
- consulting fees paid in capital stock to related parties	554,308	281,000	231,304	164,700
- forfeiture or expiry of options	(220,290)	(68,478)	—	—
- stock based Compensation to employees	58,391	29,209	—	—
Net change in non-cash working capital balances related to operations	105,298	(228,582)	(247,771)	126,727
	(520,999)	20,233	(1,781,976)	(485,686
Investing
Purchase of capital assets	(70,852)	(26,036)	(15,005)	(5,457
Cash acquired on purchase of Astris sro	87,091	—	—	—
Astris sro acquisition costs written off	48,190	—	—	—
Purchase of other assets	(7,639)	—	—	—
	56,790	(26,036)	(15,005)	(5,457
Financing
Issuance of 6% Convertible Debentures	420,000	—	—	—
Issuance of common shares for cash	31,250	—	1,656,138	607,495
	451,250	—	1,656,138	607,495

Net increase (decrease) in cash during the period	(12,959)	(5,803)	(140,843)	116,352

Cash, beginning of period	178,351	171,195	347,785	90,590

Cash, end of period	$165,392	$165,392	$206,942	$206,942

Net change in non-cash operating working capital

Receivables	$2,846	$(777)	$1,000	2,042
Prepaid expenses and deposits	(165,071)	(135,035)	(64,140)	360,029
Investment tax credits refundable	199,586	—	—	—
Government receivables	23,141	5,490	(35,490)	(32,283
Inventory	3,063	—	—	—
Payables and accruals	(37,580)	(98,260)	(149,141)	(203,061
Deposits Held on Future Product Deliveries	79,313	—	—	—
	$105,298	$(228,582)	$(247,771)	$126,727
Note 15 - Supplemental Disclosure of Cash Flow Information

Astris Energi Inc.
(A Development Stage Company)
Consolidated Interim Financial
Statements
(Canadian Dollars)
(Unaudited - See Notice to Reader)
September 30, 2005 and 2004

1.  Description of Business and Going Concern

The Company’s continuance as a going concern is dependant on the success of its efforts of its directors and principal shareholders in providing financial support in the short term, the success of the Company in raising additional long-term financing either from its own resources or from third parties, the commercialization of one or more of the Company’s research projects and the Company achieving profitable operations. In the event that such resources are not secured, the assets may not be realized or liabilities discharged at their carrying amounts, and differences from the carrying amounts reported in these financial statements could be material.

2.  Unaudited interim financial statements

The unaudited balance sheet at September 30, 2005 and the unaudited interim consolidated statements of operations and deficit and cash flows for the nine months ended September 30, 2005 and 2004, have been prepared in accordance with Canadian Generally Accepted Accounting Principles on the same basis as the audited consolidated financial statements of the Company for the year ended December 31, 2004. These interim financial statements include all adjustments which, in the opinion of management, are necessary for the fair presentation of the results of operations for the interim periods presented. Results for the nine months ended September 30, 2005 are not necessarily indicative of the results to be expected for the full year. These unaudited interim consolidated financial statements should be read in conjunction with the Company’s annual audited financial statements for the year ended December 31, 2004.

3.  Significant Accounting Policies Basis of Presentation

Effective January 1, 2005, the Company, Astris Energi Inc., and its wholly-owned Canadian subsidiary, Astris Inc. were amalgamated to streamline administrative functions. The amalgamated Company continues with the same name as the parent company.

These consolidated financial statements reflect the accounts of Astris Energi Inc. and its new holding company 2062540 Ontario Inc. which holds all the outstanding shares of its foreign subsidiary, Astris s.r.o., and was acquired on the effective date of January 2, 2005. All intercompany transactions and balances have been eliminated on consolidation.

Revenue recognition

Revenues from the sale of fuel cell products and related components are recognized when there is persuasive evidence of an arrangement, goods have been delivered, the fee is fixed or determinable and collection is reasonably assured.

Revenues relating to engineering and testing services are recognized as the services are rendered.

Astris Energi Inc.
(A Development Stage Company)
Consolidated Interim Financial
Statements
(Canadian Dollars)
(Unaudited - See Notice to Reader)
September 30, 2005 and 2004

Change in Accounting Policy for Amortization expense

Effective January 1, 2005, the company has adopted a new amortization policy across all its operating divisions on a go forward basis. No prior period adjustment is required for this change in Accounting Policy. The rates noted below reflect this new policy.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost less provision for amortization and impairment where indicated. Amortization is provided over the estimated useful lives of these assets on a straight line basis, except as noted, calculated as follows:

Building	40 years
Machinery and Equipment	5 years
Office furniture and Fixtures	10 years
Leasehold Improvements	Term of the lease

In the event that the future undiscounted net cash flows relating to these long lived assets exceed their carrying amounts, they are written down to fair value. Such impairment loss is reflected in operations in the year of impairment.

Development costs and scientific research

All costs relating to scientific research and product evaluation are expensed as incurred. Product development costs are expensed as incurred unless the product or process is clearly defined, the associated costs can be identified, technical feasibility is reached, there is intention to produce or market the product, the future market is clearly defined, and adequate resources exist or are expected to be available to complete the project. To date, these criteria have not been met and, accordingly, no development costs have been deferred.

Government grants received toward these costs are netted against the related expenses. Investment tax credits received annually are shown separately. Investment tax credits are recognized in the period in which the credits are earned and realization is considered more likely than not.

Technology and Patent costs

Technology costs were acquired by the Company on the purchase of its s.r.o. subsidiary. The valuation was determined by a third party valuator. Technology costs are amortized on a straight line method over its estimated useful life of 5 years.

Patent costs are amortized on a straight line method over its estimated useful life of 20 years.

Taxes payable

Income taxes are recorded using the liability method. Future income and deduction amounts arise due to temporary differences between the accounting and income tax bases of the Company’s assets and liabilities. Future income tax assets and liabilities are measured using substantively enacted income tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in income tax rates is recognized in the period that includes the date of substantive enactment. Valuation allowances are provided to the extent that realization of such benefits is considered to be more unlikely than not.

Astris Energi Inc.
(A Development Stage Company)
Consolidated Interim Financial
Statements
(Canadian Dollars)
(Unaudited - See Notice to Reader)
September 30, 2005 and 2004

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenue and expenses during the year. Actual amounts could differ from those estimates.

The Company is exposed to risks arising from fluctuations in interest rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to interest risk. The Company is exposed to credit risk on the accounts receivable from its customers. In order to reduce its credit risk, the Company has adopted credit policies which include the analysis of the financial position of its customers and the regular review of their credit limit. For major orders, the Company requests a significant deposit from its customers prior to beginning work on the order.

4. Technology, Patent, Property, Plant and Equipment Costs

	2005	2005	2005
	Cost	Accumulated	Net Book
		Depreciation	Value
Property, Plant and Equipment
Land	128,935	—	128,935
Building	235,400	4,434	230,966
Machinery and Equipment	280,675	40,033	240,642
Furniture and Fixtures	40,909	12,380	28,529
Leasehold Improvements	10,939	10,389	550
	696,858	67,236	629,622

Technology and Patent Costs
Technology	1,521,971	225,000	1,296,971
Patents	13,142	352	12,790
	1,535,113	225,352	1,309,761

	2004	2004	2004
	Cost	Accumulated	Net Book
		Depreciation	Value
Property, Plant and Equipment
Machinery and Equipment	28,766	9,436	19,330
Furniture and Fixtures	18,201	6,042	12,159
Leasehold Improvements	10,939	3,478	7,461
	57,906	18,956	38,950

Astris Energi Inc.
(A Development Stage Company)
Consolidated Interim Financial
Statements
(Canadian Dollars)
(Unaudited - See Notice to Reader)
September 30, 2005 and 2004

5.  Advances from Related Parties

Debenture due to shareholders

Near the end of July 2004, the debenture and interest accrued at 12% per annum was completely paid to the shareholders by the issuance of 260,175 common shares. The shareholders released the security on the liability.

6. Related Party Transactions

Acquisition of Astris sro

The Company acquired 100% ownership (increased from 30% ownership) interest in Astris s.r.o., a Czech company on January 27, 2005. The results of its operations from the effective date of January 2, 2005 are fully consolidated with the results of the Parent company. In the prior year, this investment was accounted for on the equity basis.

The Company regularly subcontracts portions of its research and development activities to Astris s.r.o. To facilitate these activities, the Company advances funds to them. In addition, the Company sells its products to Astris s.r.o., as required. As at September 30, 2005, any funds advanced to Astris s.r.o. since acquisition and any trade receivables and payables have been eliminated on consolidation. In 2004, included in prepaid expenses and deposits was a net amount of $77,506 advanced to Astris s.r.o.

7.  Share Capital and Contributed Surplus

(a)   Share capital consists of the following:

Authorized:

Unlimited common shares
10,000,000 preferred shares

Issued and outstanding:

Astris Energi Inc.
(A Development Stage Company)
Consolidated Interim Financial
Statements
(Canadian Dollars)
(Unaudited - See Notice to Reader)
September 30, 2005 and 2004

	2005 Common Shares		2004 Common Shares
	#	$	#	$
Balance as at June 30 Issued in the period ended Sept. 30	33,629,609	8,848,910	21,544,873	4,387,933
- in exchange for consulting and professional fees and expenses from non-related parties	2,233,245	731,555	404,705	233,907
- compensation to employees	139,800	29,209	—	—
- in exchange for consulting and professional fees and expenses from related parties	1,196,140	281,000	565,535	164,700

- issued for cash	—	—	1,814,167	707,495
- net of warrants & options expired & issued	—	(395,784)	—	(94,227)

Balance as at September 30	37,198,794	9,494,890	24,329,280	5,399,808

No preferred shares have been issued.

The weighted average number of shares outstanding during the nine months ended September 30, 2005 is 28,345,857 (2004- 24,329,280). These figures are used for purposes of calculation of the loss per share. No effect has been given to the potential exercise of stock options and warrants in the calculations of diluted loss per share as the effect would be anti-dilutive.

(b) Common stock issued to settle obligations of the Company to Directors, Officers, Consultants and employees of the Company.

For the three months ended September 30, 2005, the Company agreed to settle obligations owing by the Company to certain directors and/or officers, consultants and employees through the issuance of common shares of stock. The following were provided compensation for services as noted at a price of $0.18 (U.S.) per share:

Macnor (Jiri Nor)	660,935
Macnor (Peter Nor)	176,365
Fortius Research (A.Durkacz) & Liikfam Holdings (M. Liik)	358,840
Employees	139,800
Non-related parties	2,233,245
Total	3,569,185

(c) Contributed surplus consists of the following:

Astris Energi Inc.
(A Development Stage Company)
Consolidated Interim Financial
Statements
(Canadian Dollars)
(Unaudited - See Notice to Reader)
September 30, 2005 and 2004

	2005	2004

Contributed surplus, June 30	$3,169,379	$2,400.909
Net of Warrants Issued and Expired	395,784	94,227
Options Expired	(68,478)	—
Contributed surplus, September 30	3,496,685	2,495,136

d) Common stock issued for cash

Pursuant to a subscription agreement dated July 26-28, 2004, with certain accredited investors as defined under the laws of the province of Alberta, the Company issued as a private placement 1,694,167 units, comprising one common share and one common share purchase warrants each, for an aggregate purchase price of $660,725. The common share purchase warrants are exercisable up to December 31, 2005 each entitling the holder to purchase one common share at $0.50 (U.S.) per share.

For the three months ended September 30, 2005, there were no shares issued for cash.

e) Stock option plans

Effective January 1, 2003, the Company voluntarily adopted early application of the portion of the standard related to grants of stock options to employees. Under the standard, grants of stock options to employees are recognized in earnings as a compensation expense, based on the estimated fair value at the date of grant.

(i)  Stock options granted
There were no stock options granted to employees or non-employees during the three-month period ended September 30, 2005 and 2004 under the Company’s stock option plan.

(ii) Stock Options exercised

For three months ended September 30, 2005 no stock options were exercised. In 2004, a non-related party exercised 120,000 options for proceeds of $46,770.

(iii) Stock Options expired or forfeited

325,000 options granted to 12 employees and to Jiri Nor expired in the three months ended September 30, 2005. The dollar value for these options credited to option expense in the period is $68,478.

For the three months ended September 30, 2004, no options expired or were forfeited.

Astris Energi Inc.
(A Development Stage Company)
Consolidated Interim Financial
Statements
(Canadian Dollars)
(Unaudited - See Notice to Reader)
September 30, 2005 and 2004

f)  Common share purchase warrants

(i) Warrants issued

5,000,000 warrants were issued for the three month period ended September 30, 2005, for exercise prices between $US 0.25 to 0.50 expiring between September 2005 and August 2007. The dollar value of these warrants allocated to Contributed Surplus was $459,334

1,694,167 warrants were issued for the three months ended September 30, 2004 for an exercise price of $US 0.50 with an expiry date of December 31, 2005. The dollar value of these warrants allocated to Contributed Surplus was $94,227.

(ii) Warrants exercised

No warrants were exercised for the three months ended September 30, 2005 and 2004

(iii) Warrants Expired

For the three month period ended September 30, 2005, warrants for 1,000,000 shares at an exercise price of $0.20 (U.S.) expired. The dollar value of these warrants expired reduced Contributed Surplus by $63,550.
No warrants expired for the three month period ended September 30, 2004.

As at September 30, 2005, the Company had a total of 18,430,476 (2004 - 7,942,076) common share purchase warrants issued. These warrants have expiry dates ranging from October 2005 to January 2008. The weighted average exercise price of the warrants was $ 0.62 (U.S.) (2004 - $ 0.69 U.S.).

(g) Consolidated Statement of Changes in Shareholders’ Equity

	Common Shares		Contributed		Total Shareholders'
	Number	Amount	Surplus	Deficit	Equity
Balance as at December 31, 2004	26,316,551	$6,227,074	3,016,647	(8,990,427)	253,294

Shares and Warrants issued on acquisition of Astris sro	5,000,000	$1,955,000	254,000		2,209,000

Expenses & liability to related Parties	2,009,091	$480,458	73,850		554,308

Expenses to non related parties	3,548,352	$1,115,194			1,115,194

Compensation to employees	199,800	$58,391			58,391

Options exercised for cash	125,000	$31,250			31,250

Net of warrants expired & issued		$(372,478)	372,478		-

Options forfeited or expired			$(220,290)	220,290	-

Net Loss before options forfeited or expired				(2,627,394)	(2,627,394)

Balance September 30, 2005	37,198,794	9,494,889	3,496,685	(11,397,531)	1,594,043

Astris Energi Inc.
(A Development Stage Company)
Consolidated Interim Financial
Statements
(Canadian Dollars)
(Unaudited - See Notice to Reader)
September 30, 2005 and 2004

8.  Segmented Financial Information

The Company currently operates in a single reporting segment, being the design, development, manufacturing and sale of alkaline fuel cells (AFCs) and alkaline fuel cell systems, fuel cell and battery test loads and provides engineering and other services. Approximately $1,900,000 of the net book value of the Company’s long lived assets are located in the Czech Republic. Revenue is derived primarily from the sale of goods and services to customers located as follows:

	2005	2004

Canada	$53,019	$3,454
United States	24,971	7,991
Rest of World	4,735	5,631

	$82,725	$17,076

9.  Purchase of Astris s.r.o. in the Czech Republic

On January 2, 2005, the Company acquired the remaining 70% of the outstanding shares in Astris s.r.o., its affiliate company in the Czech Republic.

The aggregate purchase price was $2,209,000 compensated by issuing 5,000,000 common shares of the Company for $1,955,000 and 5,000,000 warrants for $254,000. 2,500,000 common shares will be held in escrow for one year until January 2, 2006. Each warrant entitles the holder to one common share of the Company.

The value of the 30% of Astris s.r.o. already owned by the Company had been written down to a value of $Nil.

The following table summarizes the fair value of the assets acquired and liabilities assumed at the date of acquisition based on a conversion rate of 18.6637 Czech Korunas for each Canadian $1.00.

Astris Energi Inc.
(A Development Stage Company)
Consolidated Interim Financial
Statements
(Canadian Dollars)
(Unaudited - See Notice to Reader)
September 30, 2005 and 2004

The following amounts are based on a third party valuation in CDN$:

Net Assets Acquired:
Cash	$87,091
Other Current Assets	63,259
Current Assets	150,350

Land	128,935
Building	235,400
Equipment	184,708
Furniture & Fixtures	21,520
Property, Plant and Equipment	570,563

Technology	1,500,000
Goodwill	21,972
1,521,972

Total Assets	2,242,885

Less:
Current Liabilities	33,885

Purchase Price	$2,209,000

Consideration:
5,000,000	Common Shares	$1,955,000
2,000,000	"A" Warrants	124,000
2,000,000	"B" Warrants	94,000
1,000,000	"C" Warrants	36,000
		$2,209,000

The investment has been recorded on the consolidated statement of cash flow under “Investing” as Cash acquired on purchase of Astris s.r.o. $87,091. See also Note 15.

10.   Issuance of 6% Convertible Debentures

Astris Energi Inc.
(A Development Stage Company)
Consolidated Interim Financial
Statements
(Canadian Dollars)
(Unaudited - See Notice to Reader)
September 30, 2005 and 2004

The Company issued convertible debentures for gross proceeds of CDN$420,000. The debenture was available for subscription to “Canadian accredited investors” only and included a coupon for 6% interest, payable in common shares upon conversion or maturity.

The financing was arranged by Toronto investment house Fraser Mackenzie Limited. Each debenture is convertible into Common Shares at a conversion rate that in no case shall be less than USD$0.20 or more than USD$0.70. The debentures mature on December 10, 2005, 270 days from the date of issuance. Total net proceeds were CDN$378,000. Fraser Mackenzie Limited, for facilitating the funding, also received 156,000 broker warrants at CDN$0.27 exercisable for a period of two years from the closing date of this transaction. The debentures are secured by a general PPSA on all the assets of the Company.

11.  Prepaid Expenses and Deposits

Included in prepaid expenses and deposits are $16,489 in deferred financing and legal costs associated with the issuance of the 6% Convertible Debentures. These costs are being amortized on a straight line basis from April 1, 2005 to December 10, 2005.

Included in the prepaid expenses are prepaid unlimited EDGAR and SEDAR Filing services for the next 24 months starting August 9, 2005. The prepaid portion is $ 176,319.

12.  Commitments

The Company has a realty lease for two adjacent units. The company renewed its lease for a further period of one year to October 31, 2006. Monthly lease amount is $3,480.00.

13.  Comparative Figures

Certain comparative figures have been reclassified to conform to the current period’s presentation.

14. Supplemental Disclosure of Cash Flow Information

Astris Energi Inc.
(A Development Stage Company)
Consolidated Interim Financial
Statements
(Canadian Dollars)
(Unaudited - See Notice to Reader)
September 30, 2005 and 2004

	Nine Months Ended	Three Months Ended	Nine Months Ended	Three Months Ended
	September 30 2005	September 30 2005	September 30 2004	September 30 2004
Non-cash financing and investing activities
Common shares issued to purchase Astris s.r.o.	1,955,000	—	—	—
Warrants issued to purchase Astris s.r.o.	254,000	—	—	—
Common shares and contributed surplus issued to pay down director liability	100,000	100,000	100,000	100,000

 Astris Energi Inc.
(A Development Stage Company)
Consolidated Interim Financial
Statements
(Canadian Dollars)
(Unaudited - See Notice to Reader)
September 30, 2005 and 2004

15. Significant Differences between United States GAAP and Canadian GAAP

Under US GAAP, the fair value of the technology asset must be obtained by a direct value method. In January 2005, it was not possible to reasonably project the cash flows to be generated from sales of AFC electrodes. The technology is not considered to be an asset under US GAAP; therefore, it has been written off as part of the reconciliation. Under Canadian GAAP it will be written off over an estimated useful life of 5 years. Therefore under US GAAP, in the Consolidated Statement of Operations, there will be a new expense for, Net Technology Assets written off of $1,296,971 resulting in an increase in the operating expenses for that amount with the result of now increasing the loss to total ($3,704,075) and in the Balance Sheet, there is no Technology asset and a corresponding increase in the deficit of $1,296,971 leaving a total Shareholders Equity at quarter end of $297,073.

16. Deposits held for future delivery

The Company has received an initial order for a fuel cell generator and supporting test equipment from Italy's Electronic Machining s.r.l. (El.Ma). The CDN$0.2 million order includes Astris fuel cells, test equipment, an E8 generator and engineering service fees. The majority of the order will be realized as revenue during 2005.

The collaboration between Astris and El.Ma will be coordinated by Energie Rinnovabili Italia s.r.l. (ERI). ERI is a privately held company in Genova, Italy, with a focus on energy technology. Additional projects are being considered.

The Company has received a deposit of $79,312 against this order.